Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Trust.
F9 CENTENNIAL MONEY MARKET TRUST
Accordingly, the following amounts have been reclassified for June 30, 2008. Net assets of the Trust were unaffected by the reclassifications. The tax character of distributions paid during the years ended June 30, 2008 and June 30, 2007 was as follows:


                                    Year Ended                  Year Ended
                                    June 30, 2008               June 30, 2007
      -------------------------------------------------------------------------
      Distributions paid from:
      Ordinary income               $782,631,715                $1,131,202,515